UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                               Commission File Number: 001-32216
                                                         CUSIP Number: 649604105

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

         For Period Ended:     June 30, 2007
                          ------------------------------------------------------

     |_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
     |_| Transition Report on  Form 20-F     |_| Transition Report on Form N-SAR
     |_| Transition Report on Form 11-K

         For the Transition Period Ended:
                                           -------------------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant                   New York Mortgage Trust, Inc.
                         -------------------------------------------------------
Former Name if Applicable
                           -----------------------------------------------------
Address of Principal Executive
Office (Street and Number)                1301 Avenue of the Americas, 7th Floor
                          ------------------------------------------------------
City, State and Zip Code                  New York, New York 10019
                          ------------------------------------------------------

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |(a)   The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense;
     |(b)   The subject annual report, semi-annual report, transition report on
     |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     |      portion thereof will be filed on or before the fifteenth calendar
|X|  |      day following the prescribed due date; or the subject quarterly
     |      report or transition report on Form 10-Q, or portion thereof will be
     |      filed on or before the fifth calendar day following the prescribed
     |      due date; and
     |(c)   The accountant's statement or other exhibit required by Rule
     |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period:

In preparing its Quarterly Report on Form 10-Q (the "10-Q"), New York Mortgage Trust, Inc. (the "Registrant") has experienced unexpected delays in preparing and completing the 10-Q due, in part, to its continued review of its disclosure. As a result, the Registrant is not able to file the 10-Q by the prescribed filing date without unreasonable effort and expense. The Registrant expects that it will be able to file the 10-Q within the time period prescribed by Rule 12b-25(b)(2)(ii) of the Securities Exchange Act of 1934, as amended.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Steve R. Mumma                                 212-634-9400
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         (Name)                                 (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          New York Mortgage Trust, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     August 10, 2007                      By:      /s/ Steven R. Mumma
     ----------------------                       ------------------------------
                                              Steven R. Mumma
                                              Co-Chief Executive Officer and
                                              Chief Financial Officer